

October 31, 2012

Via E-mail
Eric Kash
Chief Executive Officer
Coupon Express, Inc.
303 5th Ave, Room 206
New York, NY 10016

> **Re:** **Coupon Express, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2011**
> **Filed January 27, 2012**
> **File No. 0-20317**

Dear Mr. Kash:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended October 31, 2011

Business, page 4

1. We note that you disclose that you "anticipate deploying the kiosk to retailers in exchange for the retailer receiving a revenue share percentage of the revenue derived from the kiosk." Please augment your disclosure to discuss your present arrangement with retailers for the placement of your kiosks. In this regard, please ensure that your disclosure completely explains the present state of your business and how it earns revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

2. Given that you are currently in the development stage, please revise your discussion to disclose the events or milestones that you will need to accomplish in order to implement your business plan in the next twelve months. In this regard, your disclosure should fully describe:

- Each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone, describe the sources of funds needed to cover such cost(s) and delineate the timeframe for achieving each event or milestone.

- Your monthly rate of negative cash flow and the period of time available cash can sustain current operations.

- The amount and how you will raise the additional funds you will need to fund your operations for the next twelve months.

Executive Compensation, page 20

3.   We note that you disclose that Mr. Kash's salary was $120,000 per year for the last two years but in lieu of the deferred salary for the last three years you issued him warrants to purchase your common stock shares. Please revise footnote 1 to disclose the value of the warrants you issued to Mr. Kash in lieu of the deferred salary.

Director Compensation, page 21

4.   Please confirm to us that no stock options were granted to directors during the fiscal year ended October 31, 2011. If options were issued, please disclose those grants. In this regard, we note that you grant options within 120 days of election of a non-employee director. Mr. Soroca has been a director since July 1, 2010.

Notes to Financial Statements, page F-7

7. Prior Period Adjustment, page F-17

5.   We note that during the year ended October 31, 2010 you identified approximately $1.6 million of errors relating to an overstatement of "accounts payable, accrued expenses and other balance sheet items" from the year ended October 31, 2009. However, we were unable to locate within this Form 10-K and your previous periodic filings where you made all of the required disclosures concerning this correction of an error. To the extent you identify errors in your financial statements going forward, please ensure that you adhere to the accounting, disclosure, and reporting guidance of SAB 108, ASC 250-10-50-7 through 50-11, and Item 4.02 of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief